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1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000 | Fax: 404-881-7777

January 22, 2025

VIA ELECTRONIC SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mengyao Lu Michael Volley Robert Arzonetti Todd Schiffman

Re:	Northpointe Bancshares, Inc. Draft Registration Statement on Form S-1 Submitted December 20, 2024 CIK No. 0001336706

To Whom It May Concern:

On behalf of Northpointe Bancshares, Inc., a Michigan corporation (the “Company”), we hereby respectfully respond to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received in a letter dated January 16, 2025, relating to the Company’s Draft Registration Statement on Form S-1 submitted on December 20, 2024.

Cover Page

Comment 1:

Please disclose on the cover page, and as appropriate throughout the registration statement, if your offering is contingent on receipt of certification to list on the NYSE. In addition, clarify when you expect to apply to list on the NYSE.

Response:

In response to the Staff’s comment, the Company has revised the cover page to disclose that the offering is contingent on receipt of certification to list on the NYSE, and clarify that we expect to apply to list on the NYSE on or about January 28, 2025.

Alston & Bird LLP	www.alston.com

Atlanta | Brussels | Century City | Charlotte | Chicago | Dallas | London | Los Angeles | New York | Raleigh | San Francisco | Silicon Valley | Washington, D.C.

Comment 2:

We note your statement that you “have not independently verified” publications, research, surveys and studies conducted by third parties, and investors are “cautioned not to give undue weight to such information, estimates or projections.” Such statement may imply an inappropriate disclaimer of liability for such third-party information. Please revise to remove any implication that investors are not entitled to rely on information in your registration statement.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page iii to remove the language stating that we “have not independently verified” such information and that investors are “cautioned not to give undue weight to such information, estimates or projections.”

Comment 3:

We note your placeholder for the initial public offering price on the cover page, indicating a bona fide estimate of the range of the maximum offering price. However, the cover page does not include any price disclosure for the selling shareholders. Please tell us whether the selling shareholders plan to sell their shares at a fixed price, and if so, please confirm that you will specify prior to effectiveness the fixed price at which or price range within which selling shareholders will sell their shares and revise the cover page as applicable. Refer to Item 501(b)(3) of Regulation S-K. In the alternative, please confirm that the selling shareholders will not make any sales until the shares are listed on the NYSE, and revise the cover page to clarify that such selling shareholders will sell their shares at prevailing market prices once trading of your common stock begins.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company and selling shareholders plan to sell their shares at a same fixed price in the initial public offering and confirms that, prior to effectiveness, it will specify the range of such price. The Company has also revised the disclosure on the cover page to clarify that both the Company and the selling shareholders will sell their shares in this offering.

Comment 4:

We note that on the cover page and elsewhere throughout the registration statement, you state that you and the selling shareholders will be offering shares of your common stock. We further note your disclosure on page 133 that you have both “voting” and “non-voting” common stock. Please revise your disclosure on the cover page and elsewhere as appropriate to clarify which type of common stock is being offered.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on the cover page to clarify that the Company and the selling shareholders will be offering shares of the Company’s voting common stock, including the addition of a defined term (our “common stock” or “voting common stock”) to make clearer throughout the registration statement.

Comment 5:

Please state the nature of the underwriting on the cover page and elsewhere as applicable.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page 163 to state that the offering will be a firm commitment underwritten offering.

Retail Banking, including Residential Lending and our All-in-One (“AIO”) Loan

Comment 6:

We note your disclosure that AIO loans have variable payments based on upon average daily balance. Please revise to clarify if these loans require a monthly payment and to clarify the typical expected contractual maturity term.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 88 to clarify that AIO loans require an interest-only monthly payment and that their expected contractual maturity term is 30 years.

Comment 7:

We note your disclosure that AIO loans include the daily sweep of funds from a deposit checking account to paydown the AIO loan balance when funds are deposited or are not needed. Please revise to provide additional information regarding this sweep including whether you typically sweep the entire balance of the deposit checking account and how you determine whether funds in the deposit account “are needed.” Additionally, clarify why an AIO borrower would use the “linked-account as their primary bank account” if any balance is swept on a daily basis to pay down an AIO loan which would appear to reduce a borrower's liquidity.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 88 to provide additional information regarding the daily sweep of funds deposited into an AIO borrower’s linked bank checking account to pay down the principal balance of the loans. The Company has also revised the disclosure to clarify that AIO borrowers would use the “linked-account as their primary bank account” because AIO borrowers typically use such linked-account to pay their normal expenses and so the AIO borrower’s available liquidity, up to the maximum line of credit of the borrower’s home equity loan, would automatically sweep to cover such checking account transactions, in addition to reducing the borrower’s interest expense at the interest rate of the home equity loan.

Positioned for Forecasted Growth within a Highly Fragmented Industry

Comment 8:

Please balance your discussion with disclosure from the later part of the second full paragraph on page 9. For example, you state, “Our latest 12 months of retail production was $2.1 billion, which is below our peak of $7.4 billion realized in 2021.” While you indicate that you are positioned for forecasted growth if mortgage rates decline, there is no guarantee that this will happen as recent rates have increased.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 6 and 91 to balance the discussion, including by emphasizing that there is no way to predict where market rates will move.

Liquidity risks could affect operations

Comment 9:

Please revise the heading and the first paragraph to indicate that deposits are your primary source of funding and that the deposits substantially consist of brokered deposits.

Response:

In response to the Staff’s comment, the Company has revised the heading of the relevant risk factor on pages 15 and 27 and the first paragraph of the risk factor on page 27 to indicate that deposits, many of which are brokered deposits, are the Company’s primary source of funding.

We depend on the accuracy and completeness of information

Comment 10:

Please include disclosure relating to your process for verifying that information provided to you is accurate.

Response:

In response to the Staff’s comment, the Company has modified the disclosure on pages 30 and 31 to provide examples of various processes, which may contain limitations, that the Company uses to verify the accuracy of information provided to it, such as independently pulling credit reports, IRS tax transcripts, asset verifications, property appraisals, and work history.

Noninterest income

Comment 11:

We note your disclosure of a decrease in level of residential mortgage originations sold in 2023 as compared to 2022 which is consistent with the loans sold information presented in the operating section of your statements of cash flows on page F-7. We also note an increase in gain on sale of loans in 2023 as compared to 2022. Please revise to provide additional information to allow an investor to understand the underlying drivers of the increased gains on sale considering the significant decrease in this activity in 2023. Refer to Item 303 of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 68 to describe the underlying driver of the increased gains on sale in 2023—for the year ended 2022, capitalized mortgage servicing rights were included in loan servicing fees, but was changed to be included in net gain on sale of loans held for sale for the year ended 2023.

Nonperforming assets

Comment 12:

Please revise your disclosure to provide a discussion of the factors that drove the material changes in your nonaccrual loans. Refer to Item 1405(b) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 76 to describe that the underlying driver for the increases in nonperforming assets relative to December 31, 2023, and December 31, 2022 was an increase in nonperforming residential first lien mortgages.

Comment 13:

Your disclosure of the ratio of Allowance for Credit Losses to Nonaccrual loans of 578.60% as of September 30, 2024 appears to be calculated inconsistent with the description, as the 578.60% appears to be calculated as the ratio of Nonaccrual loans (i.e., $70,705 thousand) to the Allowance for Credit Losses (i.e., $12,220 thousand). If true, please revise as needed to ensure the description is consistent with the calculation here and on page 28 for all periods presented. Additionally, please ensure you disclose the ratio required by Item 1405(a)(3) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised the percentages on pages 30 and 76 to be consistent with the description.

Liquidity

Comment 14:

Please revise to clarify how funding your mortgage warehouse loans is an additional source of liquidity.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 84 to clarify that the Company’s unilateral right not to fund its mortgage warehouse loans, which it could exercise within 30 days, if needed or as necessary, could generate additional liquidity.

Business

Our Operating Strategies; Competitive Advantages

Comment 15:

You state that you “utilize a dynamic just-in-time funding model that sources deposits in amounts that satisfy [y]our daily, weekly, monthly and quarterly funding needs of [y]our loan production pipeline.” Please revise your disclosure to provide additional detail regarding your just-in-time funding model and its ability to quickly fulfill your funding needs.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 8 and 93 to provide additional details regarding the types of deposits that the Company’s just-in-time funding model sources, including brokered CDs, non-brokered rateboard time deposits, retail time and savings deposits, and access to FHLB borrowings and other smaller facilities, and its ability to quickly fulfill funding needs.

Principal and Selling Stockholders

Comment 16:

Please revise to identify the natural persons who have or share voting and/or dispositive powers over the shares held by each Castle Creek Capital Partners VII, LP and Castle Creek Capital Partners VI, LP.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 135 to indicate that the managing principals of each of Castle Creek Capital Partners VII, LP and Castle Creek Capital Partners VI, LP share voting and/or dispositive powers over the respective shares of the Company’s common stock held by each entity.

Comment 17:

Please revise your disclosure here to identify the selling shareholders and provide all the appropriate information required by Item 507 of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has modified the disclosure to include a selling shareholder table on page 135, which will be populated in a later filing and will identify the selling shareholders and provide the information required by Item 507 of Regulation S-K.

Consolidated Balance Sheets

Comment 18:

We note your preferred stock has no par value and you present the entire amount in additional paid in capital. Please tell us how you considered whether you should present the value of preferred stock separately in the equity section of your Balance Sheet and Statement of Changes in Stockholders’ Equity. Please cite any guidance considered.

Response:

The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, respectfully advises the Staff that, as indicated in the Staff’s comment, the Company’s preferred stock has no par value and is presented in additional paid in capital on pages 54, F-3 and F-49. The Company has researched how other financial institutions present similar instruments and respectfully notes for the Staff that it follows a similar presentation, with others presenting stock instruments with no par value within their additional paid in capital line item.

Although the Company has also identified Rule 4-08(d) and Rule 5-02.28 of Regulation S-X and ASC 505-10-50-4 regarding the presentation of preferred stock with no par value, it notes that, pursuant to Rule 5.02 of Regulation S-X (“Rule 5.02”), the face of the balance sheet should (a) describe each class of common shares and the number of shares issued or number of shares outstanding and the dollar amount and (b) include, in the financial statement footnote, the title of the issue and the number of shares authorized, among other requirements. For other captions in stockholders’ equity, Rule 5.02 requires the presentation of separate captions for (x) additional paid-in capital, (y) other additional capital and (z) retained earnings (appropriated and unappropriated). However, Rule 5.02 allows, but does not require, additional paid-in capital and other additional capital to be combined with the stock caption to which it applies, if appropriate.

As a result, the Company believes that the presentation of the preferred stock with no par value included in paid-in capital meets the requirements of Rule 5.02 and is acceptable.

Very truly yours,

Alston & Bird LLP

/s/ Mark C. Kanaly
By:	Mark C. Kanaly
A Partner

CC:	Kevin J. Comps, President and Secretary, Northpointe Bancshares, Inc.